FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On June 18, 2010, Teva Pharmaceutical Industries Limited (“Teva”) consummated, through two special purpose finance subsidiaries, the previously announced offering of an aggregate of $2.5 billion of debt securities comprised of: (i) $500 million in aggregate principal amount of Floating Rate Senior Notes due 2011 (the “2011 Notes”) of Teva Pharmaceutical Finance III, LLC, an indirect wholly owned subsidiary of Teva (“Teva LLC”), (ii) $1 billion in aggregate principal amount of 1.500% Senior Notes due 2012 (the “2012 Notes”) of Teva LLC and (iii) $1 billion in aggregate principal amount of 3.000% Senior Notes due 2015 (the “2015 Notes”) of Teva Pharmaceutical Finance II B.V., an indirect wholly owned subsidiary of Teva (“Teva BV”). All of these securities were guaranteed by Teva.

All of these securities were offered pursuant to Teva’s effective Registration Statement on Form F-3 (File No. 333-155927) under the Securities Act of 1933, as amended. This Form 6-K, including the exhibits hereto, is intended to be incorporated by reference into such Registration Statement.

The Underwriting Agreement, dated June 15, 2010, by and among Teva, Teva BV and Morgan Stanley & Co. Incorporated (“Morgan Stanley”), Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Goldman, Sachs & Co. (“Goldman Sachs”), as representatives of the several underwriters named on Schedule 1 thereto, relating to the offer and sale of the 2015 Notes is attached hereto as Exhibit 1.1 and is incorporated herein by reference. The Underwriting Agreement, dated June 15, 2010, by and among Teva, Teva LLC and Morgan Stanley, Credit Suisse and Goldman Sachs, relating to the offer and sale of the 2011 Notes and the 2012 Notes is attached hereto as Exhibit 1.2 and is incorporated herein by reference.

The 2011 Notes and the 2012 Notes were issued pursuant to a Senior Indenture, dated June 18, 2010 (the “Teva LLC Base Indenture”), as supplemented by a First Supplemental Senior Indenture, dated June 18, 2010 (the “Teva LLC Supplemental Indenture”), by and among Teva LLC, Teva and The Bank of New York Mellon, as trustee (the “Trustee”). The Teva LLC Base Indenture is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The Teva LLC Supplemental Indenture, together with the forms of the 2011 Notes and the 2012 Notes, is attached hereto as Exhibit 4.2 and is incorporated herein by reference. The 2015 Notes were issued pursuant to a Senior Indenture, dated June 18, 2010 (the “Teva BV Base Indenture”), as supplemented by a First Supplemental Senior Indenture, dated June 18, 2010 (the “Teva BV Supplemental Indenture”), by and among Teva BV, Teva and the Trustee. The Teva BV Base Indenture is attached hereto as Exhibit 4.3 and is incorporated herein by reference. The Teva BV Supplemental Indenture, together with the form of the 2015 Notes, is attached hereto as Exhibit 4.4 and is incorporated herein by reference.

A legality opinion issued by Tulchinsky Stern Marciano Cohen Levitsky & Co. as to matters of Israeli law is attached hereto as Exhibit 5.1 and is incorporated herein by reference. A legality opinion of Willkie Farr & Gallagher LLP as to matters of New York law is attached hereto as Exhibit 5.2 and is incorporated herein by reference. A legality opinion of VanEps Kunneman VanDoorne as to matters of Netherlands Antilles is attached hereto as Exhibit 5.3 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/S/ EYAL DESHEH
Name:	Eyal Desheh
Title:	Chief Financial Officer

Date: June 18, 2010

EXHIBITS

1.1	Underwriting Agreement, dated June 15, 2010, by and among Teva Pharmaceutical Finance II B.V., Teva Pharmaceutical Industries Limited and Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., as representatives of the several underwriters named on Schedule 1 thereto.

1.2	Underwriting Agreement, dated June 15, 2010, by and among Teva Pharmaceutical Finance III, LLC, Teva Pharmaceutical Industries Limited and Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., as representatives of the several underwriters named on Schedule 1 thereto.

4.1	Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance III, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon.

4.2	First Supplemental Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance III, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (including forms of notes).

4.3	Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance II B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon.

4.4	First Supplemental Senior Indenture, dated as of June 18, 2010, by and among Teva Pharmaceutical Finance II B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (including form of notes).

5.1	Opinion of Tulchinsky Stern Marciano Cohen Levitsky & Co.

5.2	Opinion of Willkie Farr & Gallagher LLP.

5.3	Opinion of VanEps Kunneman VanDoorne.

23.1	Consent of Tulchinsky Stern Marciano Cohen Levitsky & Co. (included in Exhibit 5.1 hereto).

23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.2 hereto).

23.3	Consent of VanEps Kunneman VanDoorne (included in Exhibit 5.3 hereto).